VENTURE LAW CORPORATION

Suite 618 - 688 West Hastings Street

Vancouver, British Columbia, V6B 1P1

Telephone: (604) 659-9188

Facsimile: (604) 659-9178

Alixe B. Cormick	Direct Line: (604) 659-9181

March 9, 2005

BY FAX & EDGAR

Attention: Owen Pinkerton and Elaine Wolff

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549 0405

Dear Mr. Pinkerton and Ms. Wolff,

Re: SE Global Equities Corp. - Pre Schedule 14C - File No. 0-26347

        Thank-you for your letter dated March 1, 2005, concerning the preliminary information statement filed by SE Global Equities Corp (the "Company") on Schedule 14A on February 8, 2005 (the February Circular"). As discussed with Mr. Pinkerton by telephone March 8, 2004, SE Global Equities Corp. has withdrawn the above noted filing and filed a new Schedule 14A on March 1, 2004 (the "March Circular"), prior to SE Global Equities Corp. receiving a copy of your letter.

        On behalf of the Company we reply to your comments to the February Circular as follows:

        1. Exemption from registration to be relied upon. All of the parties which would receive shares of the Company in connection with the proposed asset acquisition reside outside of the United States. The Company intends to rely on Regulation S in this proposed transaction.

        2. Proxy Card - Resolution 9. This item was included by error from a standard form which was then carried over to the second proxy card filed with the March Circular. It will be removed in the final filing of the Definitive March Circular and proxy card.

        3. Asia Net Transaction is Not Contingent on Stockholder Approval. As discussed with Mr. Pinkerton, the proposed Asia Net transaction is not contingent on stockholder approval of the items proposed in either the February Circular or the March Circular. It is instead the impetus. The Company and Sun Media, a 50% stockholder of Asia Net, have only signed a term sheet at this time. The term sheet is non-binding. Each side is working hard towards finalizing the various documents required and working out the specific terms of the asset acquisition and related agreements, but no binding agreements have been signed at this time. The term sheet itself does not require a name change, the appointment of directors, or a recapitalization of the Company. The reverse split was a negotiated point between the parties given the market price of the Company at the time of negotiating the term sheet. If the Company could not complete the reverse split the parties would renegotiate and the final asset acquisition agreement would reflect this fact.

        The voting items proposed by the Board of Directors in the February and March Circulars were items the Board of Directors of the Company anticipated would be required or would help the Company move forward with the asset acquisition and related transactions. The proposed voting items could have been put forward at anytime without the anticipation of a pending asset acquisition or other transaction. Further, if the stockholders did not approve the items proposed in the February of March Circulars the parties could and likely would negotiate around these items. For instance, the Company could issue preferred shares with special voting and conversion rights to the vendors which would eliminate the need for the reverse split and recapitalization altogether. This change would also allow the Company to provide other rights and benefits to the vendors not shared by the common stockholders. At this time, the only limitation to the Company going forward with the proposed asset acquisition is the number of shares of common stock that is presently authorized by the Company.

        Under the laws of Minnesota, the State in which the Company is incorporated, stockholder approval is not required to enter into the asset acquisition agreement or to complete the acquisition proposed between the Company and Asia Net. Minnesota law does, however, require stockholder approval be obtained before the Company may amend its Articles of Incorporation to change its name, do a reverse split of its outstanding share capital, or change its capitalization. As mentioned previously, the Company could request these changes at any time without reason and its majority stockholder, Capital Alliance Group Inc., holding over 82% of the issued and outstanding share capital is the only stockholder who would need to vote to approve these changes. Capital Alliance Group Inc. has indicated that it intends to vote in favor of the items proposed in the March Circular.

        As per the requirements of sections 13 and 15(d) of the Securities Exchange Act of 1934, the Company will be filing a Form 8-K on signing the asset acquisition agreement with Asia Net and on signing the other related agreements. The Company will also file a final Form 8-K on closing the proposed asset acquisition agreement with Asia Net. At that time the Company will provide detailed disclosure about the asset acquisition agreement, related transactions and the requisite financial statements. Asia Net is currently preparing the necessary audited financial statements to go forward and the Company will in turn prepare the required pro forma financial statements required under Form 8-K.

        We trust you will find the foregoing satisfactory.

Yours Truly,

VENTURE LAW CORPORATION

/s/ Alixe Cormick

Per:

        Alixe Cormick

c. SE Global Equities Corp.